Exhibit 12(b)

COMPUTATION OF RATIO OF EBITDA TO INTEREST EXPENSE, NET(1)

The following table sets forth Lamar Media’s ratio of EBITDA to net interest expense, for the periods indicated.

											Nine Months				Twelve Months
											Ended				Ended
	Years Ended December 31,										September 30,				September 30,
	2002		2003		2004		2005		2006		2006		2007		2007
	(Dollars in thousands)

EBITDA(2)	$328,501		$287,551		$394,464		$453,392		$492,476		$369,622		$413,232		$536,086
Interest expense, net	94,061		77,350		64,425		80,345		109,806		79,206		115,909		146,509
Ratio of EBITDA to expense interest, net	3.5	x	3.7	x	6.1	x	5.6	x	4.5	x	4.7	x	3.6	x	3.7x

(1)	The ratio of EBITDA to interest expense, net is defined as EBITDA divided by net interest expense.

(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.